CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Gammon Gold Inc.

We consent to the inclusion in this annual report on Form 40-F of:

  our auditors’ report dated March 29, 2008 on the consolidated balance sheets of Gammon Gold Inc. (formerly Gammon Lake Resources Inc.) ("the Company") as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for each of the years in the two-year period ended December 31, 2007 our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated March 29, 2008 our auditors’ report on reconciliation to United States GAAP dated March 29, 2008 our Report of Independent Registered Public Accounting Firm dated March 29, 2008 on the Company’s internal control over financial reporting as of December 31, 2007 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2007

/s/ KPMG LLP
Chartered Accountants
Halifax, Canada
March 31, 2008